Exhibit 21

EXHIBIT 21 - LIST OF SUBSIDIARIES*

(a)     Bassett Furniture Industries of North Carolina, LLC (North Carolina limited liability Corporation)

(b)	The E.B. Malone Corporation (Delaware Corporation)

(c)	Bassett Direct Stores, LLC (Virginia limited liability Corporation)

(d)	Bassett Direct NC, LLC (Virginia limited liability company)

(e)	Bassett Direct SC, LLC (Virginia limited liability company)

(f)	LRG Furniture, LLC (Virginia limited liability company)

(g)	BDP, LC (Texas limited liability company)

(h)	BFD-Atlanta, LLC (Virginia limited liability company)

(i)	BD Boston, LLC (Virginia limited liability corporation)

(j)	BDU NY, LLC (Virginia limited liability company)

(k)	Zenith Freight Lines, LLC (North Carolina limited liability company)

(l)	Zenith, Inc. (North Carolina corporation)

(m)	Western States Distribution, LLC (California limited liability company)

*All subsidiaries are wholly-owned unless otherwise noted.